                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Behrens  Christopher  C.
   (Last)  (First)  (Middle)

   c/o Chase Venture Capital Associates, LLC (FN 1)

   380 Madison Avenue, 12th Floor
   (Street)

   New York, New York  10017
   (City)   (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   1/1/2000


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Patina Oil & Gas Corporation ("POG")

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

   3/9/99

7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).


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
            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Common Stock                      84,753               I        By CVCA,LP (FN 1)


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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Convertible Preferred Stock (FN 2)                                      Common Stock                                    1,503,773
Non-Qualified Stock Option (right to buy) (FN3) (FN3)       10/21/2002  Common Stock                                        5,000
Non-Qualified Stock Option (right to buy) (FN3) (FN3)       5/13/2003   Common Stock                                        5,000


                                                                    5. Ownership
                                                                         Form of
                                                                      Derivative

                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Convertible Preferred Stock (FN 2)               1 to 2.6316       I             (FN 3)
Non-Qualified Stock Option (right to buy) (FN3)    $10.3125        I             (FN 3)
Non-Qualified Stock Option (right to buy) (FN3)    $ 7.7500        I             (FN 3)



Explanation of Responses:


(1) The amounts shown in Table I and II represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LP ("CVCA, LP"), a portion of which may be attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole general partner of CVCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables including CVCA's internal rate of return and vesting. The reporting person disclaims beneficial ownership to the extent it exceeds his pecuniary interest.

(2) Dividends on Convertible Preferred Stock are payable in kind through October 21, 1999.

(3) Stock option grant for non-employee directors issued pursuant to the 1996 Patina Non-Employee Stock Option Plan. Exercisable as follows: 30% on first anniversary date of transaction, 30% on second anniversary date of transaction, and 40% on third anniversary. Arnold Chavkin, a general partner of CCP and a former director of the Issuer, and the reporting person are obligated to exercise the options upon the request of CVCA and to transfer all shares received upon such exercise to CVCA.





 /s/ Christopher C. Behrens                         2/23/2000
---------------------------------------    --------------------------
    Christopher C. Behrens                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).